UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026 (Report No. 6)

Commission File Number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Appointment of Chief Financial Officer

On March 19, 2026, IceCure Medical Ltd. (the “Company”) appointed Mr. Meir Peleg as the Company’s Chief Financial Officer (“CFO”). In connection with Mr. Peleg’s appointment as CFO, the Company entered into an Employment Agreement, dated as of March 19, 2026, by and between the Company and Mr. Peleg (the “Employment Agreement”). Mr. Peleg’s employment with the Company will commence on May 17, 2026.

In connection with this appointment, the Company expects to enter into its standard form of indemnification agreement with Mr. Peleg on the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. There are no related party transactions involving Mr. Peleg required to be disclosed under Item 7.B of Form 20-F.

Prior to joining the Company, from September 2017 to January 2026, Mr. Peleg served as the Chief Financial Officer of Gauzy Ltd. (NASDAQ: GAUZ). Prior to that, between 2014 and 2017, Mr. Peleg served as Chief Financial Officer at F.B.M. Composite Materials Ltd. Between 2005 and 2011, Mr. Peleg served as a Supervisor at PricewaterhouseCoopers, a global professional services, accounting, and consulting firm. Mr. Peleg holds a Bachelor of Science degree in Economics and Computer Science, an accounting studies certificate, and a Master’s Degree in Business Administration from Bar-Ilan University.

Resignation of Vice President of R&D and Engineering

On March 19, 2026, the Company was notified of the resignation of its Vice President of R&D and Engineering, Naum Muchnik, effective April 12, 2026. Mr. Muchnik’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Press Release

On March 24, 2026, the Company issued a press release titled “IceCure Appoints Meir Peleg as Chief Financial Officer,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K (excluding the third and fourth paragraphs of the press release included as Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-290046 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 24, 2026 titled “IceCure Appoints Meir Peleg as Chief Financial Officer”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: March 24, 2026	By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer

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